 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are a copy of the Company's report for the three months ended March 31, 2015, containing certain unaudited financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2015 and 2014 (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: May 14, 2015

      Exhibit 1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	our ability to obtain additional financing or amend existing facilities or refinance existing facilities;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct and obtain delivery of new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates and inflation in the economies of the countries in which we operate, including wage inflation as a result of trade union negotiations;

•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs; and

•	potential liability from future litigation.

ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE
THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the three months ended March 31, 2015, and 2014 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 687 barges (of which 24 are under lease) and 34 pushboats as of March 31, 2015, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2014, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear, which is the most modern of its kind in South America, and we own an inland tank barge, Parana Iron, which has been converted into an iron ore transfer and storage unit currently employed with a non-related third party.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of March 31, 2015, our Offshore Supply Business fleet consisted of fourteen Platform Supply Vessels, or PSVs, of which twelve were chartered in Brazil and two in the North Sea. Our UP Coral has been converted into an Remotely Support Vessel ("RSV") and is expected entered into a six-year contract with Petrobras during the second quarter of 2015.

Our Ocean Business, as of March 31, 2015, owned six ocean-going vessels that we regularly employ in the South American coastal trade where we have preferential rights and customer relationships. The fleet is comprised of four Product Tankers (one of which is under lease) and two container feeder vessels, of which five were in operation as of March 31, 2015, given that our Alejandrina was laid up in Argentina since the end of September 2014. This vessel has now been placed back into operation. On March 25, 2015, we bareboat chartered Mentor for 3 years. This vessel is expected to enter into a time charter with Petrobras in June 2015, replacing one of our Product Tankers, Miranda I, which has been placed for sale. In addition, our Product Tanker, Amadeo, will be placed for sale during the second quarter of 2015 upon the finalization of its current employment.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in the three months ended March 31, 2015

On January 20, 2015, the counterparty to an arbitration initiated by one of our subsidiaries in January 2013 related to the nonperformance of a barge construction contract has decided not to appeal the arbitration award issued on December 23, 2014, in favour of our subsidiary in which $1.9 million were awarded on account of damages plus interests and costs. Steps are now being taken to collect the sums due under the award. Accordingly, the gain has been deferred and will be taken into income when and to the extent the award is collected.

On January 25, 2015, our UP Opal commenced its recently awarded four-year charter at $31,000 per day with Petrobras.

On March 3, 2015, our UP Turquoise commenced its recently renewed four-year charter at $30,350 per day with Petrobras, which is the same rate as its previous charter.

On March 11, 2015, the ten-day period granted by the share purchase agreement for Hazels to deliver an offer to purchase the Company's Ocean Business at a price determined by the average value of two investment banking firms was closed. Upon such closing, the Ocean Business purchase option was terminated.

On March 25, 2015, we bareboat chartered Mentor for 3 years. This vessel is expected to enter into a time charter with Petrobras in June 2015.

Recent developments

On April 25 and 29, 2015, respectively, our two PSVs operating in the UK North Sea, UP Agate and UP Jasper, were laid-up on account of weak spot rates in the region. These two vessels have been offered in a tender to Petrobras and are expected to be offered on a second tender as well.

On May 6, 2015, our Product Tanker Alejandrina was placed back into service on a 4-month time charter (extendable for an additional 2 months at the charterer's option) with a non-related third party.

On May 13, 2015, we entered into an MOA whereby we agreed to sell our Product Tanker, Amadeo, for $3.2 million.
Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we currently contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. We also contract a portion of our river fleet on Time Charter to third parties. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties except for the sale of barges to a third party which are then leased back to us. In that case, neither net revenues nor manufacturing expenses are recognized and the net result from the sale of those barges is deferred in time throughout the term of the lease.

Finally, under our transshipment service agreement, we will recognize revenues per ton of iron ore transshipped.

In our Offshore Supply Business, we contract a substantial portion of our capacity under time charters to charterers in Brazil. We may decide to employ our vessels in the North Sea spot and/or term market or in any other markets such as West Africa.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit ("TEU") basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo or dollars per TEU, and

•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 52% of the total revenues derived from transportation services in the first three months of 2015 and COA revenues accounted for 48%. With respect to COA revenues derived from transportation service in the first three months of 2015, 99% were in respect of repetitive voyages for our regular customers and 1% were in respect of single voyages for occasional customers.

Our container vessels are paid on a rate based on each container shipped and is expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under a COA.

In our River Business, demand for our cargo carrying services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Offshore Supply Business, we currently have eleven of our PSVs operating under long-term charters with Petrobras in Brazil while our UP Coral is scheduled to commence its long-term charter with Petrobras during the second quarter of 2015 as an RSV. In addition, our two PSVs in the North Sea were laid-up on account of weak spot rates in the region. These two vessels have been offered in a tender to Petrobras and are expected to be offered on a second tender as well.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the first three months of 2015.

Expenses

Our operating expenses generally include the cost of all vessel operating expenses including crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are wages paid to marine personnel, marine insurance costs and the cost of repairs and maintenance. However there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties, primarily for certain harbour tugs.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties that provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil or from the yard where they have been built to their operating location. All these costs are fully covered by us.

In our Ocean Business, our tanker vessels are generally under time charter so we do not incur bunker or significant port expenses. However through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs, or THC, incurred in the regular operation of our container feeder service and agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, where we operate one floating dry dock, a shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina, one grain loading terminal and 50% of a second terminal in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina.

Through our Offshore Supply Business, we hold a lease for office and warehouse space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold subleases to additional office space at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and revenues. We are also exposed to exchange rate risk on the portion of our balances denominated in currencies other than the U.S. dollar, such as tax credits in various tax jurisdictions in South America.

During the first three months of 2015, 93% of our revenues were denominated in U.S. dollars. Also, for the period ended March 31, 2015, 5% of our revenues were denominated and collected in Brazilian reais and 2% were denominated and collected in British pounds. However, 46% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the first three months of 2015 significant amounts of our expenses were denominated in U.S. dollars and 44% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction.

Foreign currency exchange gains (losses), net are included as a component of other income (expenses), net in our unaudited condensed consolidated financial statements.

Inflation, Interest Rates and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated in the short term by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. After the financial crisis which began in 2008, however, lenders have insisted on provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their costs of funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of March 31, 2015, we had $55.4 million of LIBOR-based variable rate borrowings under our credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum until June 2016.

As of March 31, 2015, the Company had $16.2 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $16.2 million of LIBOR based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $17.3 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of March 31, 2015, the Company had $6.7 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.

Additionally, as of March 31, 2015, the Company had variable rate debt (due 2015 through 2021) totaling $109.2 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis points margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost-of-funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of March 31, 2015, the weighted average interest rate on these borrowings was 3.0%, including margin.

A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.1 million increase in our interest expense per year, which would adversely affect our earnings and financing cash flow.

We have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (either positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to protect us against fuel price fluctuations. Additionally, as our re-engining and repowering program progresses and more pushboats in our fleet start to consume heavy fuel (as opposed to diesel oil), the adjustment formulas in our transportation contracts will gradually cease to reflect the change in our fuel costs, resulting in gradually larger misalignments between such adjustments and our fuel purchases.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since they are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for owners' account.

In our Ocean Business, for those vessels that operate under time charters, increases on bunker (fuel oil) costs do not have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed bunker cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variations in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In our container feeder service, the operation of our two container feeder vessels, Asturiano and Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three matters in respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2.2 million, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to calculate the applicable withholding tax that UABL had used to calculate taxes paid in said period. The first two issues were disregarded by the Tax and Administrative Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court -which had decided we were not liable- and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $0.6 million non-withheld taxes, $0.7 million in fines and $1.3 million in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1.3 million in full and final settlement of the claim and agreed to drop the appeal we had filed against to the Supreme Court. However, in parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold awaiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total owed taxes according to Customs in Asuncion are up to the amount of Gs. 6.028.317.852 (approximately $1.37 million). Our local counsel is of the opinion that the competent Court will overturn the Custom´s ruling where said amount was determined, and that therefore there is only a remote possibility that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. Customs imposed a fine of Gs. 2.791.514.822 (approximately $0.6 million) and judicial proceedings have been commenced where a final decision is still pending. Our local counsel has advised that, due to the conservative criteria of the courts in favor of the state, there are fifty percent chances that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.

As of March 31, 2015 a loss contingency liability related with this matter of $0.6 million was recorded.

UABL Paraguay S.A. - Paraguayan Tax Authority

These are administrative proceedings commenced by the Paraguayan Tax Authorities on December 15, 2011against UABL Paraguay S.A. due to an alleged improper use of some fiscal credit. The aforementioned tax authorities suggested some rectifications to be made and also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.0 million. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $0.37 million. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.

On May 05, 2015, UPSA took notice of administrative proceedings commenced by Argentine Customs Authorities on November 04, 2014, due to an alleged infringement of Customs regulations on temporary import regime. The Customs' fine applicable in such a case could vary between $0.08 million and $2.5 million, with an additional amount of $0.08 million regarding additional VAT and income taxes, and the charges for import duties could reach $0.5 million. The chances of success will depend on the outcome of the proceedings before the Argentine Secretary of Industry, but even if UPSA is found liable, the fine will probably be imposed around the minimum amount.
UP Offshore Apoio Marítimo Ltda. - Rio de Janeiro State Treasury Office- UP Pearl Tax assessment

On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel "UP PEARL". The said authorities determined the corresponding assessment in the amount of R$ 768,096.34 (approximately $0.34 million), plus interest. A decision is now pending over the non-application of the tax to the vessel's import. Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Various other legal, labour and tax proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal, labour or tax proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Three months ended March 31, 2015, compared to three months ended March 31, 2014.

The following table sets forth certain unaudited historical statements of operations data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three Months Ended March 31,
	2015	2014	Percent Change
Revenues
Attributable to River Business	$38,930	$41,277	-6%
Attributable to Offshore Supply Business	29,557	27,403	8%
Attributable to Ocean Business	16,086	17,663	-9%
Total revenues	84,573	86,343	-2%

Voyage and manufacturing expenses
Attributable to River Business	(16,566)	(23,701)	-30%
Attributable to Offshore Supply Business	(1,649)	(770)	114%
Attributable to Ocean Business	(5,021)	(4,555)	10%
Total voyage and manufacturing expenses	(23,236)	(29,026)	-20%

Running costs
Attributable to River Business	(13,901)	(13,336)	4%
Attributable to Offshore Supply Business	(12,374)	(10,622)	16%
Attributable to Ocean Business	(8,123)	(7,496)	8%
Total running costs	(34,398)	(31,454)	9%

Amortization of dry dock and intangible assets	(1,999)	(1,284)	56%
Depreciation of vessels and equipment	(10,504)	(10,625)	1%
Administrative and commercial expenses	(9,669)	(9,504)	2%
Other operating income, net	46	554	-92%

Operating profit	4,813	5,004	-4%

Financial expense	(8,255)	(8,650)	-5%
Foreign currency exchange (losses) gains, net	(1,897)	2,983	--
Financial income	--	10	--
Investment in affiliates	(93)	(232)	-60%
Other, net	12	25	-52%
Total other (expenses)	(10,233)	(5,864)	75%

Loss before income taxes	(5,420)	(860)	530%

Income tax benefit (expenses)	313	(3,894)	--

Net loss attributable to Ultrapetrol (Bahamas) Limited	$(5,107)	$(4,754)	7%

Revenues. Total revenues from our River Business decreased 6% from $41.3 million in the three months ended March 31, 2014, to $38.9 million in the same period of 2015. This $2.4 million decrease results mainly from a $11.6 million decrease in revenues related to 8 barges constructed at our yard in Punta Alvear sold to third parties in the first quarter of 2014 as compared to nil in the same period of 2015; partially offset by a $5.5 million increase in revenues from river operations related to a 27% increase in net tons transported as compared to the first quarter of 2014 and by a $3.7 million increase in revenues from the operation of our Parana Iron transfer and storage unit which started operations on May 13, 2014.

Total revenues from our Offshore Supply Business increased 8% from $27.4 million in the three months ended March 31, 2014, to $29.6 million in the same period of 2015. This $2.2 million increase is primarily attributable to a combined $3.3 million increase in revenues of our UP Agate, UP Coral and UP Opal which commenced operations in the North Sea on April 11, April 25 and May 3, 2014, respectively; partially offset by a $1.3 million decrease in revenues of our UP Jasper on account of lower average spot rates in the North Sea than those experienced in the first quarter of 2014.

Total revenues from our Ocean Business decreased $1.6 million, from $17.7 million in the three months ended March 31, 2014, to $16.1million in the same period of 2015, or 9%. This decrease is mainly attributable to our Alejandrina which has been laid up after ending its last employment in September 2014.

Voyage and manufacturing expenses. In the three months ended March 31, 2015, voyage expenses of our River Business were $16.6 million, as compared to $23.7 million for the same period of 2014, a decrease of $7.1 million, or 30%. This decrease is mainly attributable to a $7.8 million decrease related to the manufacturing expenses incurred in the construction of barges for third parties in our Punta Alvear yard; partially offset by a $0.7 million increase in fuel expenses consistent with higher tons transported.

In the three months ended March 31, 2015, voyage expenses of our Offshore Supply Business were $1.6 million, as compared to $0.8 million in the same period of 2014. This increase is primarily attributable to a $0.8 million increase related to the positioning costs of UP Opal to Brazil in the first quarter of 2015.

In the three months ended March 31, 2015, voyage expenses of our Ocean Business were $5.0 million, as compared to $4.6 million for the same period of 2014, an increase of $0.4 million, or 10%. This increase is primarily attributable to our Asturiano and Argentino mostly related to higher fuel consumption and other voyage expenses of our Asturiano on account of its drydock during the first quarter of 2014.

Running costs. In the three months ended March 31, 2015, running costs of our River Business were $13.9 million, as compared to $13.3 million in the same period of 2014, an increase of $0.6 million, or 4%. This increase is mainly attributable to a $1.7 million increase in crew expenses on account of a higher number of pushboats in operation in the first quarter of 2015 as compared to the same period of 2014; partially offset by a $1.0 million decrease in supply and maintenance costs of our pushboat fleet.

In the three months ended March 31, 2015, running costs of our Offshore Supply Business were $12.4 million, as compared to $10.6 million in the same period of 2014, an increase of $1.8 million, or 16%. This increase in running costs is mainly attributable to a $2.3 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal; partially offset by a $0.6 million decrease in costs of rest of our PSV fleet mostly related to the devaluation of the Brazilian real.

In the three months ended March 31, 2015, running costs of our Ocean Business were $8.1 million, as compared to $7.5 million in the same period of 2014, an increase of $0.6 million, or 8%. This increase resulted mainly from our Asturiano which was under drydock during the first quarter of 2014.

Amortization of drydocking and intangible assets. Amortization of drydocks and intangible assets in the three months ended March 31, 2015, were $2.0 million, as compared to $1.3 million for the same period of 2014, an increase of $0.7 million, or 56%. This increase is primarily attributable to a $0.4 million increased level of amortization of drydocking of our Parana Iron transfer and storage unit, to a $0.2 million increased level of amortization of drydocking of some of our pushboats in our River Business, and to a $0.3 million increased level of amortization of drydock of our Agua-Marinha and UP Rubi on account of their drydocks during the fourth quarter of 2013 and third quarter of 2014, respectively.

Depreciation of vessels and equipment. Depreciation of vessels and equipment for the three months ended March 31, 2015, was $10.5 million virtually unchanged as compared to $10.6 million in the same period of 2013.

Administrative and commercial expenses. Administrative and commercial expenses were $9.7 million in the three months ended March 31, 2015, as compared to $9.5 million in the same period of 2014, resulting in an increase of $0.2 million or 2%. This increase is mainly associated to wage increases and general inflation in local currency not compensated by an equivalent devaluation of such currencies.

Other operating income, net. Other operating income was nil in the three months ended March 31, 2015, as compared to $0.6 million in the same period of 2014. This decrease is mainly attributable to a $0.2 million decrease in export benefits related to lower sales from our barge building activity and to a $0.2 million decrease in loss of hire compensations of our Austral and Asturiano.

Operating profit (loss). Operating profit for the three months ended March 31, 2015, was $4.8 million, a decrease of $0.2 million from an operating profit of $5.0 million for the same period of 2014. This decrease is mainly attributable to a $2.2 million decrease in operating profit of our Ocean Business from an operating profit of $2.2 million in the first quarter of 2014 to an operating profit of zero in the same period of 2015 mainly associated to our Alejandrina which has been laid up after ending its last employment in September 2014 and by the decreased operation of our Asturiano and Argentino; to a $1.3 million decrease in operating profit of our Offshore Supply Business from $9.4 million in the first quarter of 2014 to $8.1 million in the same period of 2015 mainly associated to our UP Jasper on account of lower average spot rates in the North Sea than those experienced in the first quarter of 2014; partially offset by a $3.2 million decrease in our River Business operating loss from $6.5 million in the first quarter of 2014 to a $3.3 million operating loss in the same period of 2015 driven mainly by the 27% increase in net tons transported and to the operation of our Parana Iron transfer and storage unit since May 2014.

Financial expense. Financial expense decreased $0.3 million to $8.3 million in the three months ended March 31, 2015, as compared to $8.6 million in the same period of 2014. This variation is mostly explained by regular debt repayments which render lower average debt balances in the first quarter of 2015 as compared to the same period of 2014.

Foreign currency exchange (losses) gains, net. Foreign currency exchange losses for the three months ended March 31, 2015, was $(1.9) million, compared to a gain of $3.0 million in the same period of 2014. This $4.9 million change is mainly attributable to lower cash foreign currency exchange gains in some of our subsidiaries and to the effect of our exposure to the fluctuation in the value of local currencies mostly related to the devaluation of the Brazilian real during the first quarter of 2015.

Income taxes (expenses). The income tax benefit for the three months ended March 31, 2015, was $0.3 million, compared to an expense of $3.9 million in the same period of 2014. This $4.2 million variation is mainly attributable to a joint $3.3 million charge attributable to a deferred income tax liability related to the accelerated depreciation scheme in Brazil and decrease in the exchange variance provision in our Offshore Supply Business and to a $1.3 million charge attributable to a lower pretax income in our Argentinean subsidiaries operating in the River and Ocean Business; partially offset by a $0.4 million charge attributable to a higher pretax income in Brazil in our Offshore Supply Business.

Liquidity and Capital Resources

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

At March 31, 2015, we had aggregate indebtedness of $459.4 million, consisting of $225.0 million aggregate principal amount of our 2021 Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $4.8 million and $13.3 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $32.8 million under two senior loan facilities with DVB and $26.7 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $49.7 million under a senior loan facility with DVB, NIBC and ABN Amro as co-lenders, indebtedness of our subsidiary Linford Trading Inc. of $28.0 million under a senior loan facility with DVB and NIBC, indebtedness of our subsidiary Stanyan Shipping Inc. of $4.5 million under a senior loan facility with Natixis, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $44.3 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $11.1 million under a senior loan facility with OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $19.1 million under a senior loan facility with IFC and OFID as co-lenders and accrued interest of $7.0 million.

At March 31, 2015, we had cash and cash equivalents on hand of $20.3 million plus $11.2 million in current restricted cash, making a total of $31.5 million. In addition, at March 31, 2015, we had available borrowing capacity under our revolving credit facility of $31.3 million and $6.4 million related with our financing of our PSVs UP Agate and UP Coral with DVB Bank America and NIBC. Please refer to "Description of Credit Facilities and Other Indebtedness" included in our Annual Report on Form 20-F for the year ended December 31, 2014.

Operating Activities

In the three months ended March 31, 2015, cash flow provided by operations decreased $13.2 million to $0.9 million as compared to $14.1 million in the same period of 2014. Net loss for the three months ended March 31, 2015, was $5.1 million as compared to $4.8 million in the same period of 2014, an increase of $0.3 million. To determine cash from operations, net (loss) income is adjusted for the effect of certain non-cash items including depreciation and amortization, which are analyzed in detail as follows:
	For the three-month period ended March 31,
(Stated in thousands of U.S. dollars)	2015	2014
Net (loss)	$(5,107)	$(4,754)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of vessels and equipment	10,504	10,625
Amortization of dry docking	1,999	1,240
Debt issuance expense amortization	640	499
Other adjustments	457	1,004
Net income adjusted for non-cash items	$8,493	$8,614

Net (loss) is also adjusted for changes in operating assets and liabilities and expenditure in drydock in order to determine net cash provided by operations:

The negative change in operating assets and liabilities of $6.3 million for the three months ended March 31, 2015, resulted from a $6.2 million increase in accounts receivables, by a $2.4 million increase in operating supplies and prepaid expenses, and by a $0.3 million decrease in customer advances; partially offset by a $1.8 million increase in accounts payable, and by a $0.9 million increase in other assets and liabilities. In addition, cash flow from operating activities decreased by $1.0 million, $0.2 million and $0.1 million in the three months ended March 31, 2015, due to expenditures in drydock for our River, Offshore Supply and Ocean businesses, respectively.

The positive change in operating assets and liabilities of $8.7 million for the three months ended March 31, 2014, resulted from an $8.1 million increase in other liabilities, to a $4.3 million decrease in operating supplies and prepaid expenses, and by a $3.9 million decrease in accounts receivable; partially offset by a $5.8 million decrease in customer advances and by a $1.9 million decrease in accounts payable. In addition, cash flow from operating activities decreased by $1.3 million, $0.3 million and $1.6 million in the three months ended March 31, 2014, due to expenditures in drydock for our River, Offshore Supply and Ocean businesses, respectively.

Investing Activities

During the three months ended March 31, 2015, we disbursed $3.7 million in the construction of new barges for our own use at our Punta Alvear Yard, $2.5 million in the construction of new line and port pushboats, $0.6 million in a new midstream transshipment station for agricultural products, $0.2 million in the refurbishment of our Parana Iron and $0.1 million in upgrade works and new constructions in our Punta Alvear yard, in our River Business; and $1.8 million in the conversion of our UP Coral into a RSV, in our Offshore Supply Business.

Financing Activities

Net cash used in financing activities increased $1.3 million from cash used of $4.9 million in the three months ended March 31, 2014, to a cash use of $6.2 million in the same period of 2015. This increase is mainly attributable to cash used in other financial activities.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear and replacing the engines in our line pushboats with new engines that burn heavy fuel which has been historically less expensive than the types of fuel currently used.

We estimate that for the remainder of 2015, we will invest between $9.0 million and $11.0 million in the construction of new barges at our Punta Alvear Yard, $2.5 million in critical spare parts, $1.1 million in new engine spares and $1.0 million in our Parana Iron, in our River Business. In addition, we currently estimate that we will invest between $3.5 and $5.5 million in the conversion of our UP Coral and $3.7 million in spare parts for our PSV fleet, in our Offshore Supply Business. Finally, we expect to disburse an aggregate amount of $9.5 million in drydock expenses.

We may order additional vessels and or incur other capital expenditures, which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following tables reconcile our Adjusted Consolidated EBITDA to our net cash provided by (used in) for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
$(000)	2015	2014
Net cash provided by operating activities	$903	$14,100
Net cash (used in) investing activities	(9,344)	(61)
Net cash (used in) provided by financing activities	(6,245)	(4,948)

Net cash provided by (used in) operating activities	$903	$14,100

Plus

Adjustments

Increase / decrease in operating assets and liabilities	6,260	(8,665)
Expenditure for dry docking	1,330	3,180
Income taxes	(313)	3,894
Financial expenses	8,255	8,650
Allowance for doubtful accounts	--	(515)
Yard EBITDA from Touax barge sale	(99)	(99)
Other adjustments	(1,097)	(945)

Adjusted Consolidated EBITDA	$15,239	$19,600

The following tables reconcile our Adjusted Consolidated EBITDA to our segment operating (loss) profit for the three months ended March 31, 2015, and 2014, on a consolidated and a per segment basis:

	Three Months Ended March 31, 2015

$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(3,250)	$8,060	$3	$4,813
Depreciation and amortization	6,663	4,495	1,345	12,503
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(93)	--	--	(93)
Yard EBITDA from Touax barge sale	(99)	--	--	(99)
Other net	--	1	11	12

Segment Adjusted EBITDA	$3,221	$12,556	$1,359	$17,136

Items not included in Segment Adjusted EBITDA
Financial income				--
Other financial income				(1,897)

Adjusted Consolidated EBITDA				15,239

	Three Months Ended March 31, 2014

$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(6,532)	$9,359	$2,177	$5,004
Depreciation and amortization	6,156	3,849	1,904	11,909
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(220)	--	(12)	(232)
Yard EBITDA from Touax barge sale	(99)	--	--	(99)
Other net	--	2	23	25

Segment Adjusted EBITDA	$(695)	$13,210	$4,092	$16,607

Items not included in Segment Adjusted EBITDA
Financial income				10
Other financial income				2,983

Adjusted Consolidated EBITDA				19,600

The use of the term "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the U.S. Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2021 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-down of vessels). The calculation of EBITDA as defined in the Notes due 2021 excludes from all items those amounts corresponding to unrestricted subsidiaries under the indenture governing our 8⅞% First Preferred Ship Mortgage Notes due 2021, or the Indenture, from the time of designation as such. We have provided EBITDA as defined in the Notes due 2021 in this report because we use it to and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. We do not intend for EBITDA as defined in the Notes due 2021 to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. The foregoing definitions of EBITDA as defined in the Notes due 2021 may differ from other definitions of EBITDA or Consolidated EBITDA used in the financial covenants of our other credit facilities. These definitions of EBITDA as defined in the Notes due 2021 may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2021 are available for management's discretionary use. EBITDA as defined in the Notes due 2021 has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	Adjusted Consolidated EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	Adjusted Consolidated EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

•	Adjusted Consolidated EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations,

•	Adjusted Consolidated EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•	Adjusted Consolidated EBITDA does not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted Consolidated EBITDA does not, therefore, reflect any cash requirements for such replacements, and

•	Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at March 31, 2015

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31, 2015 (unaudited)	At December 31, 2014
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$20,296	$34,982
Restricted cash	11,250	11,246
Accounts receivable, net of allowance for doubtful accounts of $3,077 and $3,178 in 2015 and 2014, respectively	43,550	37,341
Operating supplies and inventories	4,195	4,030
Prepaid expenses	6,022	4,083
Other receivables	23,758	18,067
Total current assets	109,071	109,749
NONCURRENT ASSETS

Other receivables	24,048	28,084
Restricted cash	1,472	1,472
Vessels and equipment, net	716,245	717,405
Dry dock	12,522	13,551
Investments in and receivables from affiliates	4,066	3,906
Intangible assets	582	582
Goodwill	5,015	5,015
Other assets	12,924	13,266
Deferred income tax assets	2,667	4,031
Total noncurrent assets	779,541	787,312
Total assets	$888,612	$897,061

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$31,811	$30,518
Customer advances	2,801	3,090
Payable to related parties	1,134	1,636
Accrued interest	7,004	1,513
Current portion of long-term financial debt	36,679	32,929
Other current liabilities	20,887	22,827
Total current liabilities	100,316	92,513
NONCURRENT LIABILITIES

Long-term financial debt	423,628	433,105
Deferred income tax liabilities	10,137	12,170
Other liabilities	496	368
Deferred gain	3,083	3,183
Total noncurrent liabilities	437,344	448,826
Total liabilities	537,660	541,339

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding	1,446	1,446
Additional paid-in capital	490,833	490,469
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(120,491)	(115,384)
Accumulated other comprehensive income (loss)	(1,348)	(1,321)
Total equity	350,952	355,722
Total liabilities and equity	$888,612	$897,061

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the three-month periods
	ended March 31,
	2015	2014

REVENUES

Transportation and services	$84,573	$74,743
Manufacturing	-	11,600
	84,573	86,343
OPERATING EXPENSES

Voyage expenses	(23,236)	(21,231)
Running costs	(34,398)	(31,454)
Manufacturing costs	-	(7,795)
Depreciation and amortization	(12,503)	(11,909)
Administrative and commercial expenses	(9,669)	(9,504)
Other operating income, net	46	554
	(79,760)	(81,339)
Operating profit	4,813	5,004

OTHER INCOME (EXPENSES)

Financial expense	(8,255)	(8,650)
Foreign currency exchange gains (losses), net	(1,897)	2,983
Financial income	-	10
Investments in affiliates	(93)	(232)
Other, net	12	25
Total other income (expenses)	(10,233)	(5,864)
Loss before income tax	(5,420)	(860)

Income tax benefit (expense)	313	(3,894)
Net loss	$(5,107)	$(4,754)

LOSS PER SHARE - BASIC AND DILUTED	$(0.04)	$(0.03)

Basic and diluted weighted average number of shares	140,710,112	140,090,112

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the three-month periods
	ended March 31,
	2015	2014

Net loss	$(5,107)	$(4,754)

Other comprehensive income (loss):

Reclassification of net foreign currency derivative gains to depreciation and amortization	(2)	(2)
Reclassification of net derivative losses on cash flow hedges to interest expense	225	437
Derivative (losses) income on cash flow hedges	(250)	(300)
	(27)	135
Comprehensive loss, net of income tax effect of $0	$(5,134)	$(4,619)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity

December 31, 2013	140,419,487	$1,443	$488,522	$(19,488)	$(63,108)	$(1,808)	$405,561

Compensation related to stock awards granted	-	-	213	-	-	-	213
Net loss	-	-	-	-	(4,754)	-	(4,754)
Other comprehensive income	-	-	-	-	-	135	135
March 31, 2014	140,419,487	$1,443	$488,735	$(19,488)	$(67,862)	$(1,673)	$401,155

December 31, 2014	140,729,487	$1,446	$490,469	$(19,488)	$(115,384)	$(1,321)	$355,722

Compensation related to stock awards granted	-	-	364	-	-	-	364
Net loss	-	-	-	-	(5,107)	-	(5,107)
Other comprehensive income	-	-	-	-	-	(27)	(27)
March 31, 2015	140,729,487	$1,446	$490,833	$(19,488)	$(120,491)	$(1,348)	$350,952

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,107)	$(4,754)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels and equipment	10,504	10,625
Amortization of dry docking	1,999	1,240
Expenditure for dry docking	(1,330)	(3,180)
Amortization of intangible assets	-	44
Debt issuance expense amortization	640	499
Net losses from investments in affiliates	93	232
Allowance for doubtful accounts	-	515
Share - based compensation	364	213
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(6,209)	3,881
Other receivables, operating supplies and inventories and prepaid expenses	(2,413)	4,314
Other	122	20
Increase (decrease) in liabilities:
Accounts payable	1,757	(1,906)
Customer advances	(289)	(5,757)
Other payables	772	8,114
Net cash provided by operating activities	903	14,100

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(9,344)	(17,650)
Proceeds from shipbuilding contract cancelation	-	17,589
Net cash (used in) investing activities	(9,344)	(61)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(5,727)	(5,697)
Other financing activities, net	(518)	749
Net cash (used in) financing activities	(6,245)	(4,948)
Net decrease in cash and cash equivalents	(14,686)	9,091
Cash and cash equivalents at the beginning of year	34,982	72,625
Cash and cash equivalents at the end of the period	$20,296	$81,716

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the three-month periods ended March 31, 2015 and 2014 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time make external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information.  The consolidated balance sheet at December 31, 2014, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

The Company uses the US dollar as its functional currency.  Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month.  Certain subsidiaries enter into transactions denominated in currencies other than their functional currency.  Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the unaudited condensed consolidated statement of operations in the period in which the currency exchange rate changes.

During the three-month period ended March 31, 2014, the Company performed through its subsidiaries several transactions at different exchanges rates between Argentinean Peso (ARS) and U.S. dollars (USD). Pursuant to ASC Topic 830, these transactions were measured at the particular applicable exchange rate at which they were settled resulting in foreign currency exchange gains amounting to $2,472, for the three-month period ended March 31, 2014, which were included in "Foreign currency exchange gains (losses), net" in the accompanying unaudited condensed consolidated statements of operations.

b)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested and all common shares have been issued pursuant to the exercise of all outstanding stock options.

For the three-month periods ended March 31, 2015 and 2014, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive.

The following outstanding equity awards are not included in the diluted loss per share calculation because they would have had an antidilutive effect:

	For the three month periods ended March 31, (unaudited)
	2015	2014

Stock options	2,473,000	1,383,000
Restricted stock	19,000	329,000
Total	2,492,000	1,712,000

The following table sets forth the computation of basic and diluted net loss per share:

	For the three month periods ended March 31, (unaudited)
	2015	2014

Net loss	$(5,107)	$(4,754)
Basic and diluted weighted average number of shares	140,710,112	140,090,112
Basic and diluted loss per share	$(0.04)	$(0.03)

c)	Comprehensive loss

The components of accumulated other comprehensive loss in the condensed consolidated balance sheets were as follows:

	At March 31, 2015 (unaudited)	At December 31, 2014

Unrealized net losses on interest rate collar	$(673)	$(771)
Unrealized net losses on interest rate swap	(792)	(669)
Unrealized net gains on EURO hedge	117	119
Accumulated other comprehensive loss	$(1,348)	$(1,321)

d)	New accounting standards

Revenue recognition

On May 28, 2014, the Financial Accounting Standards Board issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States. The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective for annual and interim periods beginning after December 15, 2016 and early adoption is prohibited. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

Going concern

In August 2014, the FASB issued ASU No. 2014-15 -Presentation of Financial Statements- Going Concern.  ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures.

ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information.  AUS 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

Debt issuance costs

On April 7, 2015, the FASB issued final guidance to simplify the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs have not changed. The new standard requires retrospective application and represents a change in accounting principle. The final guidance is effective for annual and interim periods beginning after December 15, 2015 and early adoption is permitted. As of March 31, 2015, the Company had $12,924 of debt issuance costs included in other assets in the accompanying unaudited condensed consolidated balance sheet.

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at March 31, 2015 and December 31, 2014 were as follows:

	At March 31, 2015 (unaudited)	At December 31, 2014

Ocean-going vessels	$116,484	$116,281
River barges and pushboats	471,525	464,346
PSVs	372,255	370,416
Furniture and equipment	14,291	14,237
Building, land, operating base and shipyard	54,886	54,817
Total original book value	1,029,441	1,020,097
Accumulated depreciation	(313,196)	(302,692)
Net book value	$716,245	$717,405

For the three-month periods ended March 31, 2015 and 2014, depreciation expense was $10,504 and $10,625, respectively.

As of March 31, 2015, the net book value of the assets pledged as a guarantee of our long term financial debt was $502,000.

River Business

During the three-month period ended March 31, 2015, three river barges had been built in our own shipyard in Punta Alvear, Argentina for a total cost of $3,832.

Ocean Business

Subsequent Events

On May 13, 2015 we entered into a Memorandum of Agreement whereby we agreed to sell our product tanker, Amadeo, for $3,200.  The loss resulting of this sale will be non-significant.

4.	LONG-TERM DEBT

Balances of long-term financial debt at March 31, 2015 and December 31, 2014:

			At March 31, 2015 (unaudited)				At December 31, 2014
	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total		Total

Ultrapetrol	Private Investors	June 2021	$ -	$ 225,931	$ 225,931	(1)	$ 225,960	(1)
UP Offshore Apoio	DVB SE	Through 2016	4,825	-	4,825		5,050
UP Offshore	DVB SE	Through 2016	4,375	19,900	24,275		25,350
UP Offshore	DVB SE	Through 2017	1,750	6,750	8,500		9,000
UP Offshore Apoio	BNDES	Through 2027	1,110	12,210	13,320		13,598
UP Offshore	DVB SE + Banco Security	Through 2018	3,333	23,333	26,666		27,500
Ingatestone Holdings	DVB NV + NIBC + ABN Amro	Through 2017	7,039	42,697	49,736		51,495
Linford Trading	DVB NV + NIBC	Through 2020	3,200	24,800	28,000		28,800
Stanyan Shipping	Natixis	Through 2017	1,584	2,919	4,503		4,730
UABL Paraguay	IFC	Through 2020	2,174	16,304	18,478		18,478
UABL Paraguay	OFID	Through 2020	1,304	9,783	11,087		11,087
UABL Barges and others	IFC	Through 2020	3,044	22,824	25,868		25,868
UABL Paraguay and Riverpar	IFC	Through 2021	1,765	9,706	11,471		11,471
UABL Paraguay and Riverpar	OFID	Through 2021	1,176	6,471	7,647		7,647
At March 31, 2015			$36,679	$ 423,628	$ 460,307
At December 31, 2014			$32,929	$ 433,105			$ 466,034

(1)	Includes unamortized debt premium of $931 and $960, respectively, as of March 31, 2015 and December 31, 2014.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal, labour and tax proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	Claims in Paraguay

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three matters in respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2,200, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to  calculate the applicable  withholding tax that  UABL had used  to calculate taxes paid in  said period. The first  two issues  were disregarded  by the Tax  and  Administrative  Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court –which had  decided we were not liable- and  confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $600 non-withheld taxes, $700 in fines and $1,300 in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1,294 in full and final settlement of the claim and agreed to drop the appeal we had filed against to the Supreme Court.

However, in parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold awaiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. - Paraguayan Customs Asunción

These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total owed taxes according to Customs in Asuncion are up to the amount of Gs. 6.028.317.852 (approximately $1,370).Our local counsel is of the opinion that the competent Court will overturn the Custom´s ruling where said amount was determined, and that therefore there is only a remote possibility that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. Customs imposed a fine of Gs. 2.791.514.822 and judicial proceedings have been commenced where a final decision is still pending. As of March 31, 2015 a loss contingency liability related with this matter of $600 was recorded.

UABL Paraguay S.A. - Paraguayan Tax Authority

These are administrative proceedings commenced by the Paraguayan Tax Authorities on December 15, 2011 against UABL Paraguay S.A. due to an alleged improper use of some fiscal credit. The aforementioned tax authorities suggested some rectifications to be made and also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. The potential amount in dispute should not exceed approximately $3,000. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

b)	Claims in Brazil

UP Offshore Apoio Marítimo Ltda.- Rio de Janeiro State Treasury Office - UP Pearl Tax assessment

On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against  UP Offshore  ApoioMarítimo  Ltda. alleging  infringement  of  tax  regulations  due  to  lack  of payment  of ICMS tax  related to the temporary import of the vessel "UP PEARL". The said authorities determined the corresponding assessment in the amount of R$ 768,096 (approximately $340), plus interest. A decision is now pending over the non-application of the tax to the vessel's import.

Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

c)	Tax claim in Argentine

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $400. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment Ultrapetrol S.A. would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.

On May 05, 2015, UPSA took notice of administrative proceedings commenced by Argentine Customs Authorities on November 04, 2014, due to an alleged infringement of Customs regulations on temporary import regime. The Customs' fine applicable in such a case could vary between $80 and $2,500, with an additional amount of $80 regarding additional VAT and income taxes, and the charges for import duties could reach $500. The chances of success will depend on the outcome of the proceedings before the Argentine Secretary of Industry, but even if UPSA is found liable, the fine will probably be imposed around the minimum amount.
Various other legal, labour and tax proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal, labour and tax proceedings that, if adversely determined, would have a material adverse effect on us.

d)	Favorable arbitration award

On January 20, 2015, the counterparty to an arbitration initiated by one of our subsidiaries in January 2013 related to the non-performance of a barge construction contract has decided not to appeal the arbitration award issued on December 23, 2014, in favor of our subsidiary in which $1,919 were awarded on account of damages plus interests and costs. Steps are now being taken to collect the sums due under the award.

Accordingly, the gain has been deferred and will be taken into income when and to the extent the award is collected.

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's liabilities as of March 31, 2015 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities:
- Interest rate collar (included in other liabilities)	$-	$458	$-
- Interest rate swaps (included in other liabilities)	-	549	-
Noncurrent liabilities:
- Interest rate collar (included in other liabilities)	-	214	-
- Interest rate swaps (included in other liabilities)	-	282	-

The estimated fair value of the Company's other financial assets and liabilities as of March 31, 2015 were as follows:
	Carrying amount (unaudited)	Estimated fair value (unaudited)
ASSETS

Cash and cash equivalents	$20,296	$20,296
Restricted cash (current and noncurrent portion)	12,722	12,722

LIABILITIES

Long term financial debt (current and non-current portion – Note 4) (1)	$460,307	$447,001

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  It was not practicable to estimate the fair value of the Company's investments in 50% or less owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Liabilities arising from outstanding derivative positions are included in the accompanying unaudited condensed consolidated balance sheets as other liabilities, as follows:

	At March 31, 2015 (unaudited)
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$458	$214
Interest rate swaps (cash flow hedge)	466	287
	$924	$501

	At December 31, 2014
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$609	$162
Interest rate swaps (cash flow hedge)	327	245
	$936	$407

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large and well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of March 31, 2015, the total notional amount of the interest rate collar is $55,433.

INTEREST RATE SWAP AGREEMENTS

Through our subsidiaries in the Offshore Supply Business, we have entered into various interest rate swap agreements maturing in October 2016 and December 2018 that call our subsidiaries to pay fixed interest rates ranging from 0.89% to 3.67% on aggregate notional values of $46,600 (subsequently adjusted in accordance with the amortization schedule under these financings) and receive a variable interest rate based on LIBOR on these notional values. The purpose of these interest rate swap agreements is to hedge our exposure to interest volatility under our financings with DVB Bank SE and NIBC and ABN Amro.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement was cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of March 31, 2015, the total notional amount of the interest rate swaps is $40,243.

OTHER DERIVATIVE INSTRUMENTS

Through our subsidiaries in the Offshore Supply Business, the Company has entered into various interest rate swap agreements, while providing effective economic hedges, are not designated as hedges for accounting purposes. These contracts mature ranging from 2014 through 2016 and call for the Company to pay fixed interest rate at 0.90% on an aggregate notional value of $16,080 (subsequently adjusted in accordance with the amortization schedule under these financings) and receive a variable interest rate based on LIBOR.  Changes in the fair value are recognized within "Other income (expenses)" in the accompanying unaudited condensed consolidated statement of operations.

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies' tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $75 at March 31, 2015) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

UP Offshore Apoio Maritimo Ltda. has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h)	United States of America (US)

Under the US Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the US are characterized as US source shipping income.  Such income is subject to 4% US federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the three-month periods ended March 31, 2015 and 2014, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

9.	SHARE CAPITAL

Common shares and shareholders

On July 2, 2012, the shareholders of the Company at a Special General Meeting approved the increase in authorized share capital from 100,000,000 to 250,000,000 shares of common stock with a par value of $0.01 per share, and approved the adoption of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association.

On December 12, 2012, we entered into an investment agreement with Sparrow Capital Investments Ltd. or Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. or Southern Cross, pursuant to which we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. Concurrently Sparrow designated Sparrow CI Sub Ltd. to receive 16,060,000 shares of common stock of Ultrapetrol.

At March 31, 2015, the outstanding common shares are 140,729,487 par value $.01 per share and all the shares of the Company have one vote.

At March 31, 2015, our shareholders Sparrow and Sparrow CI Sub Ltd. (a wholly owned subsidiary of Sparrow), hold 103,206,821 and 16,060,000 shares, respectively, which represent 73.34% and 11.41% of the outstanding shares, respectively.  The joint voting power for these shares represents 84.75% of the total voting power.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

The Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.  We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.  In addition, we use one barge, our Parana Iron (former Parana Petrol) as an iron ore floating transshipment and storage station. River Business transportation services contributed 46% and 41% of consolidated operating revenues for the three-month periods ended March 31, 2015 and 2014, respectively. The Company also has a shipyard that should promote organic growth and from time to time make external sales. Third party shipyard sales contributed 0% and 13% of consolidated operating revenues for the three-month periods ended March 31, 2015 and 2014, respectively.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.  Our Offshore Supply Business fleet consists of fourteen PSVs in operation which eleven of them are chartered under medium term contracts with Petroleo Brasileiro SA (Petrobras) in Brazil, another one that will enter into operation during the second half of 2015 with Petrobras and two of them in the North Sea (UK). Offshore Supply Business transportation services contributed 35% and 19% of consolidated operating revenues for the three-month periods ended March 31, 2015 and 2014, respectively.

Ocean Business: In our Ocean Business, we operate six oceangoing vessels, four product tankers (one of which is on lease to us), and two container feeder vessels under a container line service in Argentina cabotage trade, which transport mostly foreign containers from the transshipment port of Buenos Aires, Argentina and Montevideo, Uruguay to the southern region of Patagonia in Argentina. Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives in the South American coastal trade where we have preferential rights. Ocean Business transportation services contributed 19% and 27% of consolidated operating revenues for the three-month periods ended March 31, 2015 and 2014, respectively.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the three-month period ended March 31, (unaudited)
	2015	2014
Revenues (1)
− South America	$71,390	$74,645
− Central America	410	300
− Europe	11,373	7,201
− North America	-	592
− Asia	1,400	3,605
	$84,573	$86,343

(1)	Classified by country of domicile of charterers/customers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At March 31, 2015 (unaudited)	At December 31, 2014
Vessels and equipment, net
− South America	$655,913	$648,147
− Europe	56,057	64,971
− Other	4,275	4,287
	$716,245	$717,405

For the three-month period ended March 31, 2015, 84% of the Company's revenues are concentrated in South America and at March 31, 2015, 92% of the Company's vessels and equipment are located in South America.

For the three-month period ended March 31, 2015, revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 22%, 33% and 24%, of the Company's consolidated revenues, respectively.

For the three-month period ended March 31, 2014, 86% of the Company's revenues are concentrated in South America and at March 31, 2014, 83% of the Company's vessels and equipment are located in South America.

For the three-month period ended March 31, 2014, revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 24%, 30% and 26%, of the Company's consolidated revenues, respectively.

As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic, regulatory and political conditions prevailing in South America.

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2015 (unaudited):

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$38,930	$29,557	$16,086	$84,573
Manufacturing revenues	-	-	-	-
Running and voyage expenses	30,467	14,023	13,144	57,634
Manufacturing cost	-	-	-	-
Depreciation and amortization	6,663	4,495	1,345	12,503
Segment operating (loss) profit	(3,250)	8,060	3	4,813
Segment assets	446,190	328,760	79,823	854,773
Investments in and receivables from affiliates	3,880	-	186	4,066
Loss from investment in affiliates	(93)	-	-	(93)
Additions to long-lived assets	7,260	1,839	245	9,344

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet were as follow:

At March 31, 2015 (unaudited)

Total assets for reportable segments	$854,773
Other assets	13,543
Corporate cash and cash equivalents	20,296
Consolidated total assets	$888,612

The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2014 (unaudited):

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$29,677	$27,403	$17,663	$74,743
Manufacturing revenues	11,600	-	-	11,600
Running and voyage expenses	29,242	11,392	12,051	52,685
Manufacturing cost	7,795	-	-	7,795
Depreciation and amortization	6,156	3,849	1,904	11,909
Segment operating (loss) profit	(6,532)	9,359	2,177	5,004
Segment assets	466,209	340,981	66,857	874,047
Investment in and receivables from affiliates	3,805	-	207	4,012
Loss from investment in affiliates	(220)	-	(12)	(232)
Additions to long-lived assets	16,272	1,317	61	17,650

11.	SUPPLEMENTAL GUARANTOR INFORMATION

On June 10 and October 2, 2013 the Company issued $200,000 and $25,000, respectively, of its 2021 Senior Notes.

The 2021 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company's subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2021 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2021 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with the consolidated financial statements.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT MARCH 31, 2015 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$447,841	$50,081	$17,725	$(515,198)	$449
Other current assets	982	48,755	58,885	-	108,622
Total current assets	448,823	98,836	76,610	(515,198)	109,071

Noncurrent assets
Vessels and equipment, net	$-	$291,063	$425,952	$(770)	$716,245
Investment in affiliates	140,739	-	186	(140,739)	186
Other noncurrent assets	7,218	25,240	30,652	-	63,110
Total noncurrent assets	147,957	316,303	456,790	(141,509)	779,541
Total assets	$596,780	$415,139	$533,400	$(656,707)	$888,612

Current liabilities
Payable to related parties	$-	$294,448	$221,884	$(515,198)	$1,134
Current portion of long-term financial debt	-	6,420	30,259	-	36,679
Other current liabilities	19,897	31,449	11,157	-	62,503
Total current liabilities	19,897	332,317	263,300	(515,198)	100,316

Noncurrent liabilities
Long-term financial debt net of current portion	$225,931	$42,263	$155,434	$-	$423,628
Other non current liabilities	-	275	13,441	-	13,716
Total noncurrent liabilities	225,931	42,538	168,875	-	437,344
Total liabilities	245,828	374,855	432,175	(515,198)	537,660

Total equity	350,952	40,284	101,225	(141,509)	350,952
Total liabilities and equity	$596,780	$415,139	$533,400	$(656,707)	$888,612

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2014

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$435,905	$53,715	$1,785	$(490,938)	$467
Other current assets	646	36,647	71,989	-	109,282
Total current assets	436,551	90,362	73,774	(490,938)	109,749

Noncurrent assets
Vessels and equipment, net	-	287,425	430,750	(770)	717,405
Investment in affiliates	142,761	-	186	(142,761)	186
Other noncurrent assets	7,449	29,298	32,974	-	69,721
Total noncurrent assets	150,210	316,723	463,910	(143,531)	787,312
Total assets	$586,761	$407,085	$537,684	$(634,469)	$897,061

Current liabilities
Payable to related parties	$-	$273,909	$218,665	$(490,938)	$1,636
Current portion of long-term financial debt	-	6,420	26,509	-	32,929
Other current liabilities	5,079	36,932	15,937	-	57,948
Total current liabilities	5,079	317,261	261,111	(490,938)	92,513

Noncurrent liabilities
Long-term financial debt	$225,960	$42,263	$164,882	$-	$433,105
Other noncurrent liabilities	-	279	15,442	-	15,721
Total noncurrent liabilities	225,960	42,542	180,324	-	448,826
Total liabilities	231,039	359,803	441,435	(490,938)	541,339

Total equity	355,722	47,282	96,249	(143,531)	355,722
Total liabilities and equity	$586,761	$407,085	$537,684	$(634,469)	$897,061

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$43,366	$53,979	$(12,772)	$84,573

Operating expenses	(2,709)	(45,999)	(43,838)	12,786	(79,760)
Operating (loss) profit	(2,709)	(2,633)	10,141	14	4,813

Investment in affiliates	(1,981)	-	(93)	1,981	(93)
Other income (expenses)	(417)	(4,405)	(5,318)	-	(10,140)
Loss before income tax	(5,107)	(7,038)	4,730	1,995	(5,420)

Income tax benefit (expense)	-	40	273	-	313
Net loss	$(5,107)	$(6,998)	$5,003	$1,995	$(5,107)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$47,052	$50,154	$(10,863)	$86,343

Operating expenses	(2,036)	(53,789)	(36,391)	10,877	(81,339)
Operating (loss) profit	(2,036)	(6,737)	13,763	14	5,004

Investment in affiliates	(2,516)	-	(232)	2,516	(232)
Other (expenses) income	(202)	(1,152)	(4,278)	-	(5,632)
Loss before income tax	(4,754)	(7,889)	9,253	2,530	(860)

Income tax benefit (expense)	-	(1,273)	(2,621)	-	(3,894)
Net loss	$(4,754)	$(9,162)	$6,632	$2,530	$(4,754)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net loss	$(5,107)	$(6,998)	$5,003	$1,995	$(5,107)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities	17,312	(8,983)	(324)	(1,995)	6,010
Net cash (used in) provided by operating activities	12,205	(15,981)	4,679	-	903

Intercompany sources	(11,936)	24,173	(12,237)	-	-
Non-subsidiary sources	-	(5,854)	(3,490)	-	(9,344)
Net cash provided by (used in) investing activities	(11,936)	18,319	(15,727)	-	(9,344)

Intercompany sources	-	-	-	-	-
Non-subsidiary sources	(29)	(4)	(6,212)	-	(6,245)
Net cash (used in) financing activities	(29)	(4)	(6,212)	-	(6,245)
Net increase (decrease) in cash and cash equivalents	$240	$2,334	$(17,260)	$-	$(14,686)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(4,754)	$(9,162)	$6,632	$2,530	$(4,754)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	7,353	(5,933)	19,964	(2,530)	18,854
Net cash provided by (used in) operating activities	2,599	(15,095)	26,596	-	14,100

Intercompany sources	26,734	38,223	(64,957)	-	-
Non-subsidiary sources	-	(14,679)	14,618	-	(61)
Net cash provided by (used in) investing activities	26,734	23,544	(50,339)	-	(61)

Intercompany sources	-	-	-	-	-
Non-subsidiary sources	-	-	(4,948)	-	(4,948)
Net cash (used in) financing activities	-	-	(4,948)	-	(4,948)
Net increase (decrease) in cash and cash equivalents	$29,333	$8,449	$(28,691)	$-	$9,091